[GRAPHIC OMITTED]
                  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                  Results for the Year Ended 31 December 2002

1.       Disclaimer

The Board of Directors of China Petroleum & Chemical Corporation (hereinafter referred to as "Sinopec Corp.") and its directors warrant that there are no false representations, misleading statements or material omissions in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement. Mr Mou Shuling, Mr Wang Yi, Mr Zhang Enzhao, Mr Liu Guoguang and Mr Ho Tsu Kwok Charles, Directors of Sinopec Corp., could not attend the 31st meeting of the first session of the Board for reason of official duties, and Mr Mou Shuling and Mr Zhang Enzhao authorised Mr Cao Xianghong and Mr Wang Jiming respectively to vote on their behalf, and Mr Wang Yi, Mr Liu Guoguang and Mr Ho Tsu Kwok Charles authorised Mr Li Yizhong, Chairman of the Board, to vote on their behalf, in respect of the resolutions put forward in the meeting of the Board. Mr Li Yizhong, Chairman of the Board, Mr Wang Jiming, President of Sinopec Corp., Mr Zhang Jiaren, Vice President & Chief Financial Officer of Sinopec Corp. and Mr Liu Yun, Head of the Accounting Division of Sinopec Corp. hereby warrant the authenticity and completeness of the financial statements contained in this results announcement.


The content of the results announcement for this year is extracted from the Annual Report. In order to understand the detailed content, the investors should read the full text of the Annual Report.

2.       Basic Information about Sinopec Corp.

Sinopec Corp. is the first company in China listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the "Company") include: exploring for and developing, producing and trading petroleum and natural gas; processing petroleum into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading petrochemical products.

2.1      Basic information


         Stock name                                                  SINOPEC        SINOPEC
                                                                     CORP           CORP.
         Stock code                 600028          386              SNP            SNP

         Place of listing           Shanghai Stock  Hong Kong Stock  New York       London
                                    Exchange        Exchange         Stock          Stock
                                                                     Exchange       Exchange

         Registered address         6A Huixindong Street, Chaoyang District, Beijing, China

         Office address             6A Huixindong Street, Chaoyang District, Beijing, China

         Postcode                   100029

         Website                    http://www.sinopec.com.cn

         E-mail                     ir@sinopec.com.cn/media@sinopec.com.cn

2.2      Contact persons and means of communication


                          Secretary to the Board of Directors          Representative on Securities Matters

         Name             Mr. Zhang Honglin                            Mr. Chen Ge

         Address          6A Huixindong Street, Chaoyang District,     6A Huixindong Street, Chaoyang District,
                          Beijing, China                               Beijing, China

         Tel              86-10-6499 0060                              86-10-6499 0060

         Fax              86-10-6499 0022                              86-10-6499 0022

         E-mail           ir@sinopec.com.cn                            ir@sinopec.com.cn

3. Summary of accounting data and financial indicators


3.1 Principal accounting data and financial indicators prepared under the PRC Accounting Rules and Regulations


3.1.1    Principal accounting data


                                                                 For the year ended 31 December
                                                                                        Increase/
                                                                                      decrease in
                                                                                        2002 from
                                                           2002             2001         2001 (%)             2000

                                                    RMB million      RMB million                       RMB million



Income from principal operations                        324,184          304,347              6.5          322,932

Total profit                                             22,012           21,651              1.7           25,937

Net profit                                               14,121           14,018              0.7           16,154

Net profit before non-operating profits/losses           14,999           15,853             -5.4           16,450

Net cash flow from operating activities                  60,069           59,692              0.6           34,472



                                                                         At 31 December
                                                                                         Increase/
                                                                                          decrease
                                                                                     at the end of
                                                                                         2002 from
                                                                                        the end of
                                                           2002              2001         2001 (%)             2000

                                                    RMB million       RMB million                       RMB million

Total assets                                            368,375           360,294              2.2          340,918

Shareholders' funds (excluding minority
interests)                                              146,515           139,039              5.4          120,793

3.1.2    Principal financial indicators


                                                                 For the year ended 31 December
                                                                                        Increase/
                                                                                         decrease
                                                                                     in 2002 from
                                                          2002              2001         2001 (%)              2000

Earnings per share (RMB)

(fully diluted)                                          0.163             0.162              0.6             0.193

(weighted average)                                       0.163             0.165             -1.2             0.227

Return on net assets (%)

(fully diluted)                                          9.638             10.08             -4.4             13.37

(weighted average)                                       9.723             10.61             -8.4             16.29

Return on net assets before non-operating profits/losses (%)

(fully diluted)                                          10.24             11.40            -10.2             13.62

(weighted average)                                       10.33             11.99            -13.8             16.59

Net cash flow from operating activities per
share (RMB)                                              0.693             0.688              0.7             0.411




                                                                         At 31 December
                                                                                        Increase/
                                                                                  decrease at the
                                                                                      end of 2002
                                                                                  from the end of
                                                          2002              2001         2001 (%)              2000

Net assets per share (RMB)                               1.690             1.604              5.4             1.440

Adjusted net assets per share (RMB)                      1.676             1.584              5.8             1.420

3.2      Principal  accounting  data and financial  indicators  prepared under  International  Financial  Reporting
         Standards ("IFRS")


3.2.1    Principal accounting data


                                                                For the year ended 31 December

                                                               2002                    2001                    2000

Operating profit (RMB million)                               28,277                  27,300                  35,511

Profit attributable to shareholders (RMB
million)                                                     16,080                  16,025                  19,584

Basic earnings per share (RMB)                                 0.19                    0.19                    0.27

Net profit per share (Based on total
number of shares in issue at the year end)
(RMB)                                                          0.19                    0.18                    0.23

Return on capital employed (%)                                 7.24                    6.96                    9.99

Return on net assets (%)                                      10.41                   10.85                   14.71

Net cash flow from operating activities
per share (RMB)                                               0.622                   0.638                   0.348

3.2.2    Principal financial indicators


                                                                       As at 31 December

                                                               2002                    2001                    2000

Net assets per share (RMB)                                    1.782                   1.703                   1.587

Adjusted net assets per share (RMB)                           1.768                   1.683                   1.578

Debt/Equity ratio* (%)                                        32.74                   31.21                   34.78

3.3      Material differences between the PRC Accounting Rules and Regulations and IFRS


 |X|  Applicable             | | Not applicable
 ---                         ---

                                                                      For the year ended 31 December, 2002

                                                                        The PRC Accounting                     IFRS
                                                                     Rules and Regulations

Net profit (RMB million)                                                            14,121                   16,080

Explanation on the differences                                         See Subsection 9.2.3


4. Changes in share capital and shareholdings of the principal shareholders

4.1      Statement of changes in structure of share capital


                                                                                                 Unit:10,000 shares

                             Prior to                                                                         After
                              changes                         Increase/decrease                             changes
                                                            Capitalization
                                                                of surplus
                                        Placing   Bonus           reserves  IPO        Others Sub-total

I. Shares not listed

1.    Promoter shares     4,774,256.1                                                                   4,774,256.1

      of which:

      State-owned
      shares              4,774,256.1                                                                   4,774,256.1

2.    Public domestic
      shares not in
      circulation ("A
      Shares") (Note)        57,000.0                                               -57,000.0 -57,000.0           0

3.    Others              1,937,939.0                                                                   1,937,939.0

      Total number of
      shares not in
      circulation         6,769,195.1                                               -57,000.0 -57,000.0 6,712,195.1

II.   Shares listed and
      in circulation

1.    Publicly Listed
      domestic shares
      ("A Shares")          223,000.0                                                57,000.0  57,000.0   280,000.0

2.    Overseas listed
      foreign shares
      ("H Shares")        1,678,048.8                                                                   1,678,048.8

       Total number of
       shares listed
       and in
       circulation        1,901,048.8                                                57,000.0  57,000.0 1,958,048.8


III. Total number of
      shares              8,670,243.9                                                                   8,670,243.9

Note:    0.57  billion A shares  are held by  strategic  investors  with a lock-up  period of eight  months and are listed on the Shanghai Stock Exchange on 8th April 2002.

4.2      Shareholdings of principal shareholders


Total number of shareholders at December 31, 2002 522,550     (including 21,626 holders of H shares)


                                                                                                          Nature of
                                        Number of                           Type of                     shareholder
                         Increase/    shares held      Percentage of     shares (in     Number of      (state-owned
                       decrease in    at the year              total    circulation  mortgaged or    shareholder or
Top ten                2002(10,000    end (10,000   shareholdings at      or not in       blocked           foreign
shareholders               shares)        shares)    the year end(%)   circulation)        shares      shareholder)

China
Petrochemical                                                                Not in
Corporation                      0    4,774,256.1             55.06%    circulation            No      State shares

HKSCC (Nominees)
Limited                     -753.6      894,814.3             10.32% In circulation     Not known          H shares

China Development                                                            Not in
Bank                             0      877,557.0             10.12%    circulation            No      State shares

China Cinda Asset                                                            Not in
Management Corp.                 0      872,065.0             10.06%    circulation            No      State shares

ExxonMobil Far
East Holdings Ltd.               0      316,852.9              3.65% In circulation     Not known          H shares

Shell Eastern
(PTE) Ltd.                       0      196,642.2              2.27% In circulation     Not known          H shares

bp Oil Espana S.A.               0      182,922.9              2.11% In circulation     Not known          H shares

China Orient Asset                                                           Not in
Management Corp.                 0      129,641.0              1.50%    circulation            No      State shares

Guo Tai Jun An
Securities Corp.                                                             Not in
(Note)                    58,676.0       58,676.0              0.68%    circulation            No      State shares

TOPGOAL Company                  0       33,906.5              0.39% In circulation     Not known          H shares

Explanation for
the relationships     There  are  no  connections  among  corporate  shareholders.   Other  holders  of  shares  in
among the top ten     circulation are not aware of any connection  between  themselves or activities in concert and
shareholders or       holders of H shares are not aware of any pledges,  lock-ups or trust of their  shareholdings.
activities in         Sinopec  Corp. is not aware of any  interests  discloseable  pursuant to section 16(1) of the
concert               Securities (Disclosure of Interests) Ordinance, Cap 396 of the Laws of Hong Kong.

Note:    Transferred from China Huarong Asset Management Corp. in April 2002.


4.3 Information about the controlling shareholder and the actual controllers


4.3.1 Changes of the controlling shareholders and the actual controllers in the reporting period


 |X|  Applicable             | | Not applicable
 ---                         ---


4.3.2 Basic information about the controlling shareholder and the other actual controllers


The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation ("Sinopec Group Company"), established in July 1998, and is the State authorised investment arm and State-owned controlling company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr Li Yizhong. Through reorganisation in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp., and retained operations in certain smaller scale petrochemical facilities and refineries, provision of well drilling services, oil testing services, in-well operation services, manufacture and maintenance of production equipment, engineering construction and utility services and social services.

5. Information about the directors, supervisors and senior executives

5.1 Information about the terms of office of the directors, supervisors and senior executives and the changes in the shares held by them


                                                                              Number of Sinopec
                                                               Term of       Corp.'s shares held          Reason of
Name             Post                       Sex      Age        office         (at December 31)              change

                                                                                   2001            2002

Li Yizhong       Chairman of the Board      Male    57   Feb.                         0               0          No
                                                         2000-Apr.
                                                         2003

Chen Tonghai     Vice Chairman              Male    54   Feb.                         0               0          No
                                                         2000-Apr
                                                         2003.

Wang Jiming      Director and President     Male    60   Feb.                         0               0          No
                                                         2000-Apr.
                                                         2003

Mou Shuling      Director and Vice          Male    58   Feb.                         0               0          No
                 President                               2000-Apr.
                                                         2003

Zhang Jiaren     Director, Vice President   Male    58   Feb.                         0               0          No
                 and Chief Financial                     2000-Apr.
                 Officer                                 2003

Cao Xianghong    Director and Vice          Male    57   Feb.                         0               0          No
                 President                               2000-Apr.
                                                         2003

Wang Yi          Director                   Male    46   Aug.                         0               0          No
                                                         2001-Apr.
                                                         2003

Zhang Enzhao     Director                   Male    56   Aug.                         0               0          No
                                                         2001-Apr.
                                                         2003

Chen Qingtai     Independent Non-Executive  Male    65   Feb.                         0               0          No
                 Director                                2000-Apr.
                                                         2003

Liu Guoguang     Independent Non-Executive  Male    79   Feb.                         0               0          No
                 Director                                2000-Apr.
                                                         2003

Ho Tsu Kwok      Independent Non-Executive  Male    53   Jun.                         0               0          No
Charles          Director                                2000-Apr.
                                                         2003

Huang Min        Employee Representative    Female  59   Feb.                         0               0          No
                 Director                                2000-Apr.
                                                         2003

Yu Qingbo        Chairman of the            Male    65   Feb.                         0               0          No
                 Supervisory Committee                   2000-Apr.
                                                         2003

Wang Zuoran      Supervisor                 Male    52   Feb.                         0               0          No
                                                         2000-Apr.
                                                         2003

Zhang Chongqing  Supervisor                 Male    58   Feb.                         0               0          No
                                                         2000-Apr.
                                                         2003

Wang Peijun      Supervisor                 Male    57   Feb.                         0               0          No
                                                         2000-Apr.
                                                         2003

Wang Xianwen     Supervisor                 Male    58   Feb.                         0               0          No
                                                         2000-Apr.
                                                         2003

Hou Shaojian     Supervisor                 Male    60   Feb.                         0               0          No
                                                         2000-Apr.
                                                         2003

Jiang Baoxing    Employee Representative    Male    57   Feb.                         0               0          No
                 Supervisor                              2000-Apr.
                                                         2003

Cui Jianmin      Independent Supervisor     Male    70   Apr.                         0               0          No
                                                         2000-Apr.
                                                         2003

Wang Tianpu      Vice President             Male    40   Aug. 2001-now                0               0          No

Zhang Honglin    Secretary to the Board     Male    60   Feb.                         0               0          No
                                                         2002-Apr.
                                                         2003

5.2 Information about the directors and supervisors that are also employed by any shareholder unit


 |X|  Applicable             | | Not applicable
 ---                         ---



                                                                                            Whether
                                                                                            they receive
                                                                                            remunerations
                                                                                            and allowances
                    Name of employing        Post in employing          Period of           from shareholder unit
Name                shareholder              shareholder unit           employment          (Yes/No)

Li Yizhong          Sinopec Group Company    President                  1998-now            No

Chen Tonghai        Sinopec Group Company    Vice President             1998-now            No

Wang Zuoran         Sinopec Group Company    Leader of Disciplinary

Supervision         2001-now                 No
Committee

Zhang Chongqing     Sinopec Group Company    Director of General Office 1998-now            No

Wang Peijun         Sinopec Group Company    Director of Personnel and  1998-now            No
                                             Education Department

Wang Xianwen        Sinopec Group Company    Chief of Auditing Bureau   2002-now            No

Hou Shaojian        Sinopec Group Company    Director of Supervisory    2001-now            No
                                             Bureau

5.3 Annual remunerations for the directors, supervisors and senior executives


Total annual remuneration (Note)                                                                       RMB1,822,757

Total annual remuneration for the three highest paid directors                                           RMB418,372

Total annual remuneration for the three highest paid senior executives                                   RMB452,192

Total allowances for three independent directors and one independent supervisor                           RMB64,000

Other benefits for independent directors                                                                        Nil

Names of the directors and supervisors that receive no remunerations and                             Mr Wang Yi and
allowances from Sinopec Corp.                                                                       Mr Zhang Enzhao


Levels of remunerations                                                                    Number of persons (Note)

Above RMB150 thousand                                                                                             1

RMB100 to 150 thousand                                                                                           11

RMB50 to 100 thousand                                                                                             4

Note: Excluding the directors, the independent non-executive directors and the independent supervisors that take no post in Sinopec Corp.

6.       Report of the Board of Directors

6.1 Discussion and analysis of overall operations in the reporting period and business review


6.1.1    Discussion and analysis of overall operations in the reporting period


In 2002, the first year after China's accession to WTO, the Company faced more fierce competition as the Chinese market is now opened wider to the rest of the world. In 2002, due to various factors, the global energy market also experienced significant fluctuations. At the beginning of 2002, international prices of crude oil and refined oil products were at a rather low level, and the chemical market cycle remained in the trough. In addition, the Chinese government further reduced its import tariff on petroleum and petrochemical products. As a result, the prices of crude oil, refined oil products and chemical products all plunged in January and February of 2002. The combination of these factors quickly drove down the Company's profitability for these months. After March 2002, the prices of crude oil and refined oil products significantly improved and the prices of chemical products also began to recover. As the market conditions improved, the Company's operating results also improved. In response to the severely harsh business environment in the beginning months of 2002, the Company closely monitored the market conditions both at home and abroad, and effected a series of countermeasures, including adjustments of its operating strategy, reinforcement of internal management, as well as striving proactively for improvement of the market environment. Thanks to the generous support from our shareholders and the joint efforts by our employees, we managed to seize the opportunities presented when the product prices and market orders began to improve by expanding our market and resources, reducing our costs and enhancing our operation efficiency. As a result, we overcame these difficulties and since March 2002 our operating results have improved significantly and continued to maintain a fair growth momentum. Over the year, our upstream operations maintained at a fair level of profitability, the refining and marketing and distribution segments significantly improved their profitability level, and the chemicals segment gradually turned operating loss into operating profit. The Company's competitive strength as an integrated operator of upstream, midstream and downstream activities also helped the Company achieve its reasonably satisfactory operating results in 2002.


Year 2002 was unusual for the international capital market. Responding to the new regulatory requirements and market environment, the Company proposed, in a systematic manner, a number of amendments to the Company's Articles of Association and other corporate governance documents to enhance its corporate governance standards. Moreover, the Company continued to adhere to its corporate culture of "competition, openness, standardization and integrity" and emphasized the importance of business integrity and corporate responsibility. In addition, we have strengthened the role of the Board of Directors as the decision-making body as well as the distinctive function of each of the three committees under the Board, so that the corporate decisions of the Company are now made in a more accountable way. As a result of our enduring efforts, the Company's corporate governing practices won broader recognition in the capital market.


Year 2002 also saw the Company further strengthen its corporate reform. To adapt to the market changes and ensure the effective implementation of its business strategies, the Company further improved its corporate structure. In the exploration and production segment, the Company established several specialised companies. The refining, chemicals and marketing and distribution segments continued to implement measures to further flatten the management hierarchy in order to improve operating efficiency and market competitiveness. In 2002, the Company was further restructured by swapping the Company's non-core assets for certain assets of Sinopec Group Company, and as a result, profitability improved. Through capital operations, the Company consolidated the petrochemical assets of Hubei Xinghua.

In 2002, to capture the market opportunity presented, the Board made proper business decisions and proactively endeavored to improve the external market climate. The management continued to carry out the Company's strategy of "expanding resources and market, reducing cost and disciplining investment", and achieved reasonably satisfactory operating results. In respect of resource expansion, through strengthened exploration efforts and technological improvements, the Company made breakthroughs in its new areas in western China and increased its oil and gas reserves and productions and the reserve composite structure has been improved remarkably. The Company has realized a reserve replacement ratio of over 100% for 6 consecutive years in a row. In respect of market expansion, the marketing subsidiaries of refined oil products played a leading role in the improvement of distribution structure. Retail, distribution and direct distribution sales were significantly enhanced. As a result, the Company's retail volume in 2002 rose by 14.1% over that in 2001 and retail market share in its principal markets climbed to 68% from 65% in 2001. Refining subsidiaries' through science and technology advancements improved the quality and the product mix of refined products. In addition, the Company strengthened its marketing efforts of refined products other than gasoline, diesel and kerosene and increased the production proportion of products with higher added value. As a result, the refining margin improved. With the advantages of being close to the markets and various technological advancements, the chemical subsidiaries lowered costs, made active efforts in promoting direct sales and online transactions, and increased the sales of higher value-added products. Two ethylene production facilities completed revamping and were put into operation. The total ethylene production in 2002 was 2.716 million tonnes, 26.2% higher than that in 2001. Major chemical products maintained 100% production/sales ratio. In respect of cost reduction, the Company reduced costs by RMB 2.52 billion, fulfilled the cost-saving objective for year 2002. Operation efficiency in upstream, midstream and downstream businesses all increased. As for disciplining investment, we continued to adhere to the investment policy of "capital expenditure based on operating cash flow; controlled total investment size; centralizing decision-making, rationalizing investment variety; individually optimizing projects and increasing returns on investment". As a result, the total investment size was significantly reduced in comparison to that in 2001, and the investment structure was further optimized. The total capital expenditure in 2002 was RMB 41.6 billion, which would lay down a firm foundation for the Company's business expansion in the future.


In 2002, under the PRC Accounting Rules and Regulations, the Company's income from the principal operations was RMB 324.184 billion, up by 6.5% from that in 2001; net profit was RMB 14.121 billion, 0.7% up from that in 2001. Based on the number of shares outstanding at the end of 2002, earnings per share were RMB 0.16. Under IFRS, the Company's turnover and other operating revenues were RMB 340.042 billion, up by 6.8% from that in 2001. Profit attributable to shareholders amounted to RMB 16.08 billion, up by 0.34% from that in 2001. Based on the number of shares outstanding at the end of 2002, earnings per share were RMB 0.19.


The Board of Directors now proposes a final dividend of RMB 0.08 per share for the year ended 31 December 2002. After deducting the interim dividends distribution of RMB 0.02 per share, the year-end dividend is RMB 0.06 per share, which is equivalent to RMB 6 per ADS.


Having reviewed the results in year 2002, the Board of Directors rationally realized that certain aspects of the Company's operations require further improvement. Firstly, though we have laid down a fundamental framework of modern corporate structure system, we have to reinforce our internal organizational coherence and centralized management. Secondly, the integration of our industrial chain of upstream, midstream and downstream businesses could be further improved and the industrial structure could be further optimized. Thirdly, the intensity of reform and restructure could be further enhanced. The Board of Directors intends to improve upon these areas.


6.1.2    Business review


In 2002, the Company adhered to market orientation, conscientiously implemented its established development strategy, flexibly adjusted its production and marketing plan and quickly changed the passive situation of operations in the first quarter. The Company's economic efficiency was obviously improved from the second quarter and maintained a rising trend, and the Company achieved relatively good results in production operations.


(1)      Exploration and Production


In 2002, the Company conscientiously implemented the development strategy of "stabilizing production of the existing fields in eastern China, developing the potential fields in western China, searching for potential reserves in southern China, laying equal stress on oil and natural gas, relying on science and technology and reducing costs for increasing efficiency" and satisfactorily fulfilled the annual exploration and production plan.


In upstream exploration, the Company completed 26,461km of two-dimensional seismic prospecting and 4,345km2 of three-dimensional seismic prospecting and drilled 506 exploratory wells with a drilling depth of 1,373km. The Company made significant achievements in exploring the burial hills, and new and subtle layers of oil and natural gas reserves in Shengli Oilfield in eastern China, thereby stabilizing production and increasing reserves for the near term. In western China, the Company's exploration of Tarim Basin and Jungel Basin also achieved important discoveries, with five key areas preliminarily identified as valuable for future breakthroughs and reserves increase (including the middle part of Jungel Basin, Tahe area of Tarim Basin, Tazhong area, south Kuche area of Tianshan and the slope of Kongque River), thereby preparing important replacement resources for the Company's increase of reserves and production in the last three years of the 10th Five-Year-Plan Period. In upstream development, the Company totally drilled 2,186 development wells with a drilling depth of 4,566km and a new crude oil production capacity of 5.54 million tonnes and a new natural gas production capacity of 928 million cubic meters. In 2002, the Company produced a total of 38 million tonnes of crude oil and 5.06 billion cubic meters of natural gas, representing an increase of 0.2% and 9.8% respectively over the preceding year.

Summary of operations of the exploration and production segment


                                                           Change in 2002
                                                           compared to
                                  2002      2001     2000   2001 (%)

Crude oil production (mmbbls)   269.80    269.16   247.35        0.2

Natural gas production (bcf)     178.8     162.8     80.3        9.8

Newly added proved crude oil
reserves (mmbbls)                  375       316      318       18.7

Newly added proved gas
reserves (bcf)                    20.2     309.0    297.0      -93.5

(2)      Refining


In 2002, the Company focused on optimizing resources in the Refining Segment, significantly adjusting product mix and increasing export. While the total supply of refined oil products to the Company's principal markets was controlled, the refining throughtput still showed some growth. According to market demands, the Company increased its production of high value-added products, such as chemical feedstock, LPG, propylene, high-grade road asphalt, high octane number gasoline, etc., actively expanded the market for these products and continuously set up new marketing channels. In 2002, the Company processed a total of 105.01 million tonnes of crude oil, representing an increase of 3.54% over the preceding year. The Company produced 62.42 million tonnes of refined oil products, representing an increase of 2.09% over the previous year, of which 6.5892 million tonnes were high octane number gasoline, representing an increase of 31.35%. The Company also produced 15.039 million tonnes of chemical feedstock, increased by 21.67% from the preceding year. Through continuously strengthening management and scientific and technological improvements, and extensively carried out goal-oriented activities, the Company raised by a relatively large scale its major technical and economic refining indicators. In 2002, the light yield and refining yield were 73.22% and 92.5%, representing an increase of 0.9 and 0.27 percentage points, respectively.

Operating Summary of the Refining Segment


                                                                  Change in 2002
                                                                  compared to
                                        2002       2001      2000  2001 (%)

Crude processing volume (mbbls/day)  2,114.6    2,042.4   2,110.0     3.5

Gasoline, diesel and kerosene
production (million tonnes)            62.42      61.14     62.58     2.1

(3)      Marketing and Distribution

In 2002, facing a harsh situation and huge pressures arising from the excessive supply of refined oil products in the Company's principal markets, higher inventory and the drop of prices to a trough in early 2002, the Company raised total sales volume, retail volume, distribution volume of refined oil products and economic benefits significantly and further increased the Company's market control and profit ability through adjusting marketing perceptions, marketing flexibly, adjusting marketing structure, improving information system construction, strengthening structural reform, improving management and establishing a sales incentive system.


In 2002, the Company's total domestic refined oil products sales volume increased to 70.09 million tonnes, representing an increase of 3.5% over the preceding year, in which, the retail volume was 34.73 million tonnes, representing an increase of 14% over the preceding year. The Company's retail share in its principal markets reached 68%, representing an increase of three percentage points over the previous year. In the retail volume, gasoline of high octane number of 93# and above was 4.3 million tonnes, representing an increase of 44.7% over the previous year. The efficiency of petrol stations has continuously been improving and the annual average throughput per station reached 1,560 tonnes, representing an increase of 87 tonnes over the previous year. The total distribution volume in 2002 was 12.63 million tonnes, representing an increase of 8.5% over the previous year. The retail and distribution volume of refined oil products accounted for 67.6% of the Company's total domestic sales volume, representing an increase of 5.5 percentage points over the preceding year. By the end of 2002, the Company had 24,000 COCO (Company Owned and Company Operated) petrol stations and 4,127 franchised petrol stations. The Jingmen-Shashi Pipeline and Zhenhai-Kangqiao Pipeline had been put into operation and the marketing network was further improved. In 2002, the Company also actively explored international markets and exported 5.02 million tonnes of refined oil products, representing an increase of 34.58% over the preceding year.


In 2002, the Company continuously sped up the progress of reform in the Marketing Segment, improved the integrated management of prefecture- and county-level sales companies, reduced administrative levels, promoted intensive operation, further optimized the transportation and storage facilities, closed down inefficient and small storage terminals and consequently raised its operating efficiency. The Company continuously used advanced information technology to improve sales enterprise management. The successful operation of ERP in Tianjin and Jiangsu sales companies, the start of primary and secondary logistics optimization, the information system improvement of sales management and the pilot application of IC card for petrol stations all brought about new vigor to increase the competitiveness of the Company's Marketing and Distribution Segment.


Summary of the Marketing and Distribution Segment


                                                                                                     Change in 2002
                                                                                                        compared to
                                                                        2002      2001      2000           2001 (%)

Total domestic sales of refined oil products (thousand tonnes)        70,090    67,740    67,690                3.5

Of which:     Retail volume (thousand tonnes)                         34,730    30,430    23,940               14.1

              Distribution volume (thousand tonnes)                   12,630    11,640       nil                8.5

              Wholesale volume (thousand tonnes)                      22,730    25,670    43,750              -11.5

Total number of petrol stations under Sinopec Corp. brand             28,127    28,246    25,493               -0.4

Of which:     Number of COCO petrol stations                          24,000    24,062    20,259               -0.3

              Number of franchised petrol stations                     4,127     4,184     5,234               -1.4

Proportion of retail volume to total domestic sales (%)                 49.6      44.9      35.4     4.7 percentage
                                                                                                             points

Year-end capacity of oil storage (thousand cubic metres)              13,970    15,134    14,640               -7.7

(4)      Chemicals


The Company maintained a high utilization rate of the major chemical facilities in 2002 and concurrently sped up the revamping of existing chemical facilities. With the completion of the second round revamping of Beijing Yanhua Petrochemical's ethylene facilities, the second round revamping of ethylene facilities of Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical") and Sinopec Yangzi Petrochemical Company Limited ("Yangzi Petrochemical") was also completed in 2001 and such facilities were put into production, thereby further improving product mix, increasing productivity and significantly raising the outputs of the major petrochemical products. The total output of ethylene in 2002 was 2.7164 million tonnes, representing an increase of 26.17% over the preceding year. The output of major chemical products as synthetic resins, synthetic fibers, monomers and polymers for synthetic fibers, synthetic rubbers and urea also showed relatively large increases. To meet the market demand and increase its profit margin, the Company further increased its production volume of high value-added products. In 2002, the Company produced 1.8469 million tonnes of performance compound resins and 402 thousand tonnes of differential fibers, representing an increase of 38.66% and 23.3% respectively over those in the preceding year. The proportion of direct sales of chemical products was increased and the petrochemical products sales through the e-commerce network reached RMB 16.942 billion, accounting for about 24.35% of the total chemical products sales revenue.


Production of Major Chemicals (Unit: 10,000 tonnes)


                                                                 Change in 2002
                                                                 compared to
                                  2002       2001       2000     2001 (%)

Ethylene                        271.64      215.3      217.0       26.2

Synthetic resins                400.48      320.4      318.3       25.0

Synthetic rubbers                45.77       39.8       31.7       15.0

Monomers/polymers for synthetic 383.35      359.8      379.5        6.5
fibers

Synthetic fibers                115.30      102.8      106.8       12.2

Urea                            266.63      234.2      292.3       13.8

(5)      Research and Development


In 2002, the Company made a number of important achievements in scientific and technological innovation and was granted one first prize for national technological advancement, two second prizes for national invention and seven second prizes for national technological advancement. The Company applied for 760 patents in 2002, of which 320 were awarded patent rights.


Exploration and production: To enhance oil recovery rate and reduce costs, the Company successfully developed under-balance pressure drilling technology, large displacement well drilling technology and integrated technique of acquisition, processing and interpretation in full three-dimensional seismic exploration. The Company also achieved satisfactory progress in the geological studies of the new areas in western China, e.g. Tarim Basin, Jungel Basin and old areas in eastern China, thereby providing a technological support for increasing its oil and natural gas reserves.


Refining: To upgrade the quality of clean gasoline and diesel, the Company successfully developed a 1.3 million tonnes/year RIPP (Sinopec Research Institute of Petrochemical Processing) medium-pressure hydrocracking (RMC) technology, a Maximizing Iso-Paraffins technology (MIP), the second generation Gasoline Olefine Reduction-II (GOR-II) and Additives (LAP-2), a Flexible Dual-riser Fluid Catalytic Cracking technology (FDFCC) and a RIPP Increase Cetane Index Hydroprocessing technology (RICH).


Chemicals: To reduce investment and increase competitiveness of technology and products, the Company developed a complete set of 30,000 tonnes/year acrylic fiber production technology and a 30,000 tonnes/year melt-direct spinning technology for PET staple fiber. In addition, the Company's co-developed 100 thousand tonnes/year ethylene cracking furnace was successfully applied to the ethylene facilities revamping projects of Shanghai Petrochemical and Yangzi Petrochemical, and the self-developed 200 thousand tonnes/year second generation loop reactor polypropylene production facilities were also successfully put into operation. To increase high value-added products production, the Company successfully developed 18 new synthetic resin products (e.g. high speed Bi-Oriented Polypropylene Process (BOPP)) and 22 types of new synthetic fiber products with 40 specifications (e.g. superfine sea-island bicomponent fiber).


(6)      Cost Reduction


In 2002, the Company made great efforts in carrying out its cost reduction plan. On the basis of reducing major procurement costs of raw materials (e.g. crude oil), special focus was given to concrete measures such as to minimize material and energy consumption and administrative expenses. As a result, cost reduction has achieved relatively good results.


In 2002, the Company reduced costs by RMB 2.52 billion, and fulfilled the original target of cost reduction. Cost reduction in exploration and production segment was RMB 700 million and the cash operating cost was reduced from US$ 6.15/barrel to US$ 6.12/barrel; the cost in the refining segment was reduced by RMB 700 million and the cash operating cost was reduced from US$ 2.07/barrel to US$ 2.03/barrel; the cost in the chemicals segment was reduced by RMB 500 million and the cash operating cost of ethylene production was reduced from US$ 160/tonne to US$ 150/tonne; and the cost in the marketing segment was reduced by RMB 620 million and the cash operating cost was limited to RMB 166/tonne while continuously increasing the ratio of retail and distribution. Moreover, the Company continuously implemented its head count reduction plan and reduced about 25,000 employees in the year.


(7)      Capital Expenditure


In 2002, the Company continuously adhered to the investment policy of "Capital expenditure based on operating cash flow; controlling total investment size; centralizing decision making, rationalizing investment variety, individually optimizing projects and increasing return on investment". The Company's total capital expenditure was about RMB 41.6 billion, in which the capital expenditure for the Exploration and Production Segment was RMB 20.23 billion. With the investment, the Company raised production of crude oil and production of natural gas significantly. In certain promising areas, a number of oil and gas wells of high production potential and blocks with high reserves were identified. The Company's year-end proven recoverable economic reserves of oil and gas further increased and the Company had a greater than 100% annual reserve replacement ratio in six consecutive years. The capital expenditure in the Refining Segment was RMB 6.53 billion. 21 sets of new and revamped facilities were put into commissioning test run successively, thereby raising the Company's clean fuel production capacity and sour crude oil processing capacity. The commencement of the construction of the Ningbo-Shanghai-Nanjing Crude Oil Pipeline would facilitate optimizing crude oil resources allocation and reducing the cost of crude oil purchase. The expenditure in the Chemicals Segment was RMB 7.32 billion. A total of 12 new and revamped facilities were put into commissioning test run successively, an additional production capacity of 600 thousand tonnes/year for ethylene, 885 thousand tonnes/year for synthetic resins and 223.9 thousand tonnes/year for monomers/polymers for synthetic fibers were achieved. The capital expenditure in the Marketing and Distribution Segment was RMB 6.98 billion, which was mainly used to build new pipelines and further improve the refined oil products marketing network through building new and revamped petrol stations and transforming old ones, thereby reinforcing the Company's leading position in principal markets and further raising its brand recognition and customer loyalty in its principal markets. Other capital expenditure was RMB 550 million, which was mainly used for construction of information system.


The Company's actual capital expenditure in 2002 was RMB 5.4 billion more than the amount RMB 36.2 billion as originally estimated. The excess was mainly due to the following reasons: first, the success rate of exploration in the Exploration and Production Segment increased from 42.3% to 43.9%, which led to about RMB 500 million more than the amount as originally estimated; secondly, the capital expenditure in the Marketing and Distribution Segment was RMB1.8 billion more than the amount as originally estimated because of the acquisitions of the petrol stations in 2001 which became the Company's fixed assets after transfer in 2002 and the construction of more petrol stations on expressways and in rural areas in order to seize market opportunities at the end of the year; and thirdly, the capital expenditure in the Refining and Chemicals Segments was about RMB 1.4 billion more than the amount originally estimated for the early completion and commissioning of new and revamping facilities in order to meet the strong domestic market demand.


(8) Cooperation with foreign parties


In 2002, the Company also made remarkable progress in foreign cooperation. The joint venture ethylene projects implemented by the Company with BASF in Nanjing and bp in Shanghai respectively are both in all-round construction stage and will be put into production by the end of 2004 and early 2005 respectively. The coal gasification project jointly implemented by the Company and Shell in Hunan is in the stage of construction and is expected to be completed and put into production in 2005. The feasibility study report of the Fujian integrated refining and chemical project jointly implemented by the Company, ExxonMobil and Saudi Aramco has been approved by the State, and the Company is making preparations for the commencement of the project. Through these joint venture projects, the Company could learn the advanced technologies and management experience from multi-national corporations, increase the Company's competitiveness in the market and meet the growing demand in China's domestic market and the market in the Asia-Pacific region.


6.2      Statement of the principal operations by industries and products


                                                                     Increase/
                                                                   decrease of          Increase/         Increase/
                                           Cost of                 income from   decrease of cost       decrease of
                                         principal                   principal       of principal      gross margin
                       Income from     operations, Gross         operations as       operation as          ratio as
By industries            principal       taxes and margin      compared to the    compared to the   compared to the
or products             operations      surcharges    ratio     preceding year     preceding year    preceding year

                     (RMB million)   (RMB million)      (%)                (%)                (%)       (percentage
                                                                                                             point)

Exploration and
production                  50,327          28,788    43.66              -7.53               3.79             -9.19

Refining                   208,895         198,115     5.07               1.27              -0.58              1.40

Marketing and
distribution               186,707         163,701    12.32               1.99              -2.43              3.97

Chemicals                   65,605          60,429     7.89              20.22              19.47              0.57

Others                      42,775          42,378     0.93              85.37              89.67             -2.24

Offsetting of
inter-subsidiary
sales                    (230,125)       (230,377)       --                 --                 --                --

Total                      324,184         263,034    18.86               6.52               6.06              0.35

Of which:
Connected
transactions                36,343

Connected transactions


Principle of pricing         (1) Government-prescribed prices are adopted if
for connected                such prices are available; (2) if  government-
transactions                 prescribed prices are unavailable but government-
                             guided prices are  available, the government-guided

                             prices will apply; (3) where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; (4) where none of the above is applicable, the price will be the reasonable cost incurred in providing the same plus not more than 6% of such cost as reasonable profit.

Explanation on               In order to ensure the normal operation of
necessity and                production and businesses of the Company and
continuity of                Sinopec Group Company, the two parties entered
connected                    into a number of agreements on connected
transactions                 transactions before Sinopec Corp. was listed
                             overseas. At the time of listing, Sinopec Corp.
                             applied for waivers from the Hong Kong Stock
                             Exchange from full compliance with the Listing
                             Rules for the transactions mentioned above. The
                             Hong Kong Stock Exchange conditionally exempted
                             Sinopec Corp. from undertaking the obligation of continuous disclosure. In the prospectus for the issue of A shares of Sinopec Corp., the above connected transactions together with agreements and arrangements between the Company and Sinopec
                             Group Company were fully disclosed. In accordance with the Listing Rules of the Shanghai Stock
                             Exchange, in the event that there is no
                             significant change in the agreements governing the above connected transactions during the period under review, Sinopec Corp. would be exempted from the disclosure and approval regulations for connected transactions under the Listing Rules of the Shanghai Stock Exchange.


                             As reviewed by the auditors of Sinopec Corp., the amount of the connected transactions entered into by the Company during this year amounted to an aggregate amount of RMB87.156 billion. Of which, incoming trade amounted to RMB50.672 billion and outgoing trade amounted to RMB36.484 billion (including outgoing products and services amounted to RMB36.343 billion, total amount of interest received was RMB0.104 billion, the agency fee receivable was RMB37 million). These satisfied the conditions of the waiver imposed by the Hong Kong Stock Exchange. In 2002, the products and services provided by Sinopec Group Company (purchase, storage, exploration and production services and production-related services) to the Company amounted to RMB45.365 billion, representing 14.55% of the Company's annual operating expenses, with a 1.81% increase and was within the cap of 18%; the auxiliary and community services provided by Sinopec Group Company to the Company amounted to RMB1.945 billion, representing 0.62% of operating expenses, with a slight decrease when compared with 0.69% in the preceding year and was within the cap of 3%. In 2002, the product sales from the Company to Sinopec Group Company amounted to RMB36.343 billion, representing 10.69% of the Company's operating income, and was within the cap of 16%. With regard to the Land Use Right Leasing Agreement, the amount of rental payable by the Company for the year ended December 31, 2002 was approximately RMB2.018 billion. With regard to the premium payable according to the SPI Fund Document, the amount payable by the Company per annum should not be less than the amount as stipulated in the SPI Fund Document.

                             On April 29, 2002, Sinopec Corp. issued an announcement about the lease of petrol stations by a number of Sinopec Corp.'s subsidiaries from some subsidiaries of Sinopec Group Company; the two parties signed lease agreements for the lease of 2,138 petrol stations and expected to sign new lease agreements for the lease of around 460 other petrol stations in 2002. Due to the situations, geographical locations and sizes of some petrol stations, the lease of about 988 petrol stations already expired or the relevant agreements were not signed at all. The total amount of rental occurring in this reporting period was RMB87.88 million, which was in conformity with the conditions of waiver approved by the Hong Kong Stock Exchange for such connected transactions.

                             The auditors of Sinopec Corp. have issued a letter to the Board of Directors to certify that:

                             (a) the leasing agreements mentioned above have been approved by the Board of Directors;

                             (b) the leasing agreements mentioned above have been completed according to relevant terms; and

                             (c) the rentals paid in accordance with the leasing agreements did not exceed the cap amount.

                             After reviewing the connected transactions above, the independent directors of Sinopec Corp. confirmed the following:

                             (a) the leasing agreements mentioned above:

                                   (i) have been concluded on normal business
                                       and procedures;

                                   (ii)   have been completed on commercial
                                          terms (the terminology hereby
                                          referred to that applicable to
                                          transactions of similar nature, and
                                          shall be made by similar Chinese
                                          entities); or (b) (where there is no
                                          available comparison), on terms that
                                          are fair and reasonable so far as
                                          the independent shareholders of
                                          Sinopec Corp. are concerned; and

                                  (iii)   have been completed in accordance
                                          with the formal provisions of the
                                          standard leasing agreement;

                             (b)    The total rentals incurred in Sinopec
                                    Corp.'s fiscal year under the leasing
                                    agreement have not exceeded the cap amount for the relevant fiscal year.

6.3      Principal operations in different regions


 |X|  Applicable             | | Not applicable
 ---                         ---
6.4      Information about suppliers and customers


Total volume of purchase from the top five suppliers     75,010   Percentage in Sinopec Corp.'s total volume  35%
(RMB million)                                                     of purchase

Total volume of sales to the top five customers (RMB     51,896   Percentage in Sinopec Corp.'s total sales   16%
million)                                                          volume

6.5 Operations of equity subsidiaries (applicable to the circumstance when the return on investment is more than 10% of the listed company's net profit)


 | |  Applicable             |X| Not applicable
 ---                         ---

6.6 Explain the reason of material changes in the principal operations and their structure


 |X|  Applicable             | | Not applicable
 ---                         ---

6.7 Explain the reason of material changes in the principal operations' earning power (gross profit ratio) as compared to the preceding year


 |X|  Applicable             | | Not applicable
 ---                         ---

See Paragraph 6.9 for the reasons of the material change in the earning power of principal operations (gross profit ratio) as compared to that in the preceding year.


6.8 Analyze the reason of material changes in operating result and profit composition as compared to the preceding year


 |X|  Applicable             | | Not applicable
 ---                         ---

6.8.1 The operating result saw no material change as compared to that in the preceding year.


6.8.2 The reasons of the change in profit composition as compared to that in the preceding year are as follows: (some of the financial data mentioned hereunder are extracted from the Company's audited financial statements prepared in accordance with IFRS)

6.8.2.1 Turnover and other operating revenues


In 2002, the Company's turnover and other operating revenues increased by 6.8%, or RMB 21.5 billion, from RMB 318.5 billion in 2001 to RMB 340 billion in 2002. Turnover increased by RMB 19.8 billion, or 6.5%, from RMB 304.4 billion in 2001 to RMB 324.2 billion in 2002. The increase in turnover was primarily due to the prices of crude oil, refined products and chemical products increased as the international market conditions of the respective products gradually improved since March 2002; a number of chemicals production facilities have been revamped to increase capacity; and the sales volume of refined products and chemical products increased as a result of the management's efforts to expand domestic as well as international market and capture the profit-making opportunity. Other operating revenues increased by 12.1%, or RMB 1.7 billion, from RMB 14.1 billion in 2001 to RMB 15.8 billion in 2002. Other operating revenues primarily consist of sales revenue generated by the Company from sale of certain ancillary products and raw materials to Sinopec Group Company and third parties as well as rendering of various services.


6.8.2.2 Operating expenses


The Company's operating expenses in 2002 were RMB 311.7 billion, representing an increase of RMB 20.5 billion, or 7%, from those in 2001. Operating expenses primarily consist of the following expense items:


(1) Purchased crude oil, products and operating supplies and expenses In 2002, purchased crude oil, products and operating supplies and expenses of the Company were RMB 235.2 billion, accounting for 75.5% of its total operating expenses, and representing an increase of RMB
         14.9 billion, or 6.8%, compared with RMB 220.3 billion in 2001.


o Purchased crude oil expenses were RMB 118.3 billion in 2002, accounting for 38% of the total operating expenses, and representing an increase of RMB 2.3 billion, or 2%, compared with RMB 116 billion in 2001. The increase was mainly due to the increased crude oil throughput of the Company as a result of the strong market demand associated with the fast growing Chinese economy.


o The volume of purchased crude oil increased partially due to the decrease in the volume of crude oil supplied by the Company's own production. The throughput of crude oil in 2002 were 104.15 million tonnes (excluding crude oil processed for third parties), up by 3.11 million tonnes, or 3.1%, compared with 101.04 million tonnes in 2001. In 2002, the Company processed 28.98 million tonnes of crude oil supplied by the Company's own exploration and production segment, down by 2.29 million tonnes, or 7.3%, compared to 31.27 million tonnes in 2001. The throughput of internally produced crude oil accounted for 27.8% of the total throughput of crude oil, while the throughput of externally sourced crude oil were 75.17 million tonnes, accounting for 72.2% of the total throughput of crude oil (among which, 53.81 million tonnes were sourced from imports, 14.96 million tonnes from PetroChina and 6.4 million tonnes from CNOOC), and representing an increase of 5.4 million tonnes, or 7.7%, compared with 69.77 million tonnes in 2001. Although the international crude oil prices gradually went up after March 2002, the Company's average purchase price of externally sourced crude oil in 2002 went down by RMB 88.52 per tonne, or 5.3%, from RMB 1,662.59 per tonne in 2001 to RMB 1,574.07 per tonne in 2002.


o In 2002, other purchased products and operating supplies and expenses of the Company accounted for RMB 116.9 billion, or 37.5% of the total operating expenses, up by 12.1%, or RMB 12.6 billion, compared with RMB 104.3 billion in 2001. This increase was primarily due to the increased volume of externally purchased chemical feedstock and the increased purchased products expense associated with the increased sales revenues of the Company's overseas trading subsidiaries as they increased their trading activities of crude oil and refined products in 2002.


(2) Selling, general and administrative expenses Selling, general and administrative expenses of the Company were RMB 21.1 billion in 2002, up 23.4% compared with RMB 17.1 billion in 2001. This increase was primarily due to:


o An increase of RMB 0.85 billion in transportation and contracted labor expenses as a result of the increases of the retail proportion of the sales of gasoline and diesel and the total sales volume of refined products;


o An increase of RMB 0.6 billion in the selling expenses associated with the increased sales volume of chemical products as a result of the expanded production capacity of certain chemical production facility after revamp;


o An increase of approximately RMB 0.5 billion in the selling, general and administrative expenses in 2002 due to the increased sales volume and diminution in inventories value of certain refined products other than gasoline, diesel and kerosene;


o        An increase of RMB 0.2 billion for research and development;


o An increase of RMB 0.1 billion for the implementation of the Company's management information system; and


o The Company in 2001 strengthened the administration of accounts receivable and collected certain long outstanding debts and reduced 2001 allowance for doubtful accounts.


(3) Depreciation, depletion and amortization Depreciation, depletion and amortization of the Company were RMB 24.2 billion in 2002, up by RMB
         1.8 billion, or 8%, from RMB 22.4 billion in 2001. This increase was primarily due to the commencement of operation of newly developed or acquired properties, plants and equipment including oil and gas properties as a result of the Company's capital expenditure programmes.


(4) Exploration expenses Exploration expenses of the Company were RMB 4.4 billion in 2002, up by RMB 0.6 billion, or 15.8%, from RMB 3.8 billion in 2001. This increase was primarily due to the Company's implementation of its strategy of continuously expanding resources, whereby the Company increased its exploration expenditure in certain important areas in China's western region and southern marine bed formation areas so as to lay a firm foundation for the potential future expansion of the Company's crude oil reserves and production.


(5) Personnel expenses In 2002, personnel expenses of the Company were RMB 13.6 billion, up by RMB 0.7 billion, or 5.4%, from RMB 12.9 billion in 2001. The increase was mainly because the Company reinforced its performance-based incentive schemes, and in certain subsidiaries special salaries were awarded for certain special positions, resulting in an increase of RMB 0.9 billion in salary expenses. In addition, expenses related to welfare and social security increased by RMB 0.3 billion in 2002. Despite the increase, the personnel expenses in 2002 have been effectively controlled as a whole.


(6) Employee reduction expenses Pursuant to the asset swap agreement between the Company and Sinopec Group Company, the Company paid RMB
         0.24 billion to Sinopec Group Company in 2002 with respect to 11,000 employees transferred to Sinopec Group Company.


(7) Taxes other than income tax Taxes other than income tax of the Company were RMB 11.9 billion, which is similar to that in 2001.


(8) Other operating expenses The net amount of the Company's other operating expenses were RMB 1.1 billion in 2002, up by RMB 0.9 billion compared to RMB 0.2 billion in 2001. The increase was primarily attributable to the increased expenses incurred for the disposal of certain obsolete and retired equipments after various facilities' upgrade.


6.8.2.3 Net finance cost


In 2002, net finance cost of the Company was RMB 4 billion, up by 25% compared with RMB 3.2 billion in 2001. The increase was largely due to the following factors:


o Adversely affected by the fluctuation of exchange rates, the Company had a net foreign exchange loss of approximately RMB 0.3 billion, representing an increased finance cost of RMB 0.7 billion compared with nearly RMB 0.4 billion of net foreign exchange gain in 2001;


o Net interest income in 2002 decreased by RMB 0.85 billion from that in 2001 as a result of the reduction of time deposits associated with the use of the offering proceeds and the lower interest rate set by People's Bank of China since February 2002; and


o Interest expense in 2002 decreased by RMB 0.69 billion from 2001 as a result of the lower average interest rate in 2002 and the Company's effort to tighten its operational cash management and to improve its financing structure, including reducing the amount of short-term loans.


6.8.2.4  Profit from ordinary activities after taxation


In 2002, the Company's profit from ordinary activities after taxation was RMB
24.8 billion, up by 0.8% from RMB 24.6 billion in 2001.


Analyze the reason of material changes in the overall financial conditions as compared to the preceding year


 | |  Applicable             |X| Not applicable
 ---                         ---

6.9 Explanation of the material changes in operating environment and macro policies and rules and regulations that have produced, are producing or will produce significant influences on the company's financial conditions and operating result


 |X|  Applicable             | | Not applicable
 ---                         ---

In 2002, the Company overcame the difficulties of low prices of crude oil, refined oil products and chemical products in the international market on the Company's production and operation in the early months of the year and successfully faced the challenges presented by tariff reduction, a more opened domestic market and fiercer competition in the first year after China's accession to the WTO.


In respect of the crude oil market, affected by various factors, the international crude oil prices had dropped to a trough in the first quarter of 2002, then showed a rising trend with fluctuation and finally peaked in December. Domestic crude oil prices were basically consistent with the trend of the international prices. However, due to a one month time lag of domestic pricing behind international pricing and the reasons such as the cancellation of tariff on crude oil, the realized annual average price of the Company's self-produced crude oil was US$22.42 per barrel in 2002, representing a decrease of 4.02% over the previous year.


In respect of the market for refined oil products in 2002, affected by the fluctuation in the prices of refined oil products in the international market, domestic prices of refined oil products fell to a trough in January and February and gradually recovered throughout the rest of the year. In accordance with the domestic refined oil products pricing mechanism, the PRC government raised domestic prices of refined oil products in March, April, May and October. With the international refining margin rose gradually, the Company's refining margin has also been increased gradually. Meanwhile, the PRC government further disciplined the refined oil products market order by closing down the domestic refineries and petrol stations that failed to meet the government standards and requirements, thereby greatly improved the efficiency of the domestic refined oil products market.


In respect of the market for chemical products, as the global economy recovered slowly in 2002, the gross chemical margin gradually and slowly rallies from the bottom. Though domestic prices of chemical products rose and the average prices of some products were higher than those in the preceding year, the average prices of the Company's major chemical products of synthetic resins and synthetic fibers were still lower than those of the preceding year.


6.10     Fulfillment of the predicted profit


 | |  Applicable             |X| Not applicable
 ---                         ---

6.11     Fulfillment of the operating plan


 | |  Applicable             |X| Not applicable
 ---                         ---

6.12     Use of the proceeds from share issue


 |X|  Applicable             | | Not applicable
 ---                         ---

6.12.1   Use of the proceeds from H share issue


                                                Monetary unit: RMB billion

Total proceeds from share issue                                     24.326

Total amount of proceeds used in this year                           2.818

Total amount of proceeds already used                              21.053





                                                                                                   Whether the
                                                                                                   planned
                                                  Proposed                                         progress and
                                             investment in       Is there any                      expected return
Projects under commitment                        this year             change  Actual investment   are satisfied

Oil and natural gas exploration and
production                                               1.926            No             1.926                  Yes

Shanghai Secco, Yangzi BASF integration
project and Yueyang coal gasification
project                                                  0.792            No             0.792                  Yes

ERP construction of the Company's
headquarters and subsidiaries                            0.100            No             0.100                  Yes

Total                                                    2.818            --             2.818                   --

6.12.2 Use of the proceeds from A share issue


                                                                                         Monetary unit: RMB billion

Total proceeds from share issue                                                                              11.648

Total amount of proceeds used in this
year                                                                                                          0.696

Total amount of proceeds already used                                                                         8.462

                                                                                                   Whether the
                                                                                                   planned
                                                  Proposed                                         progress and
                                             investment in       Is there any                      expected return
Projects under commitment                        this year             change  Actual investment   are satisfied

Ningbo-Shanghai-Nanjing pipeline                     0.650                 No              0.650   Yes

First-phase of the southwest oil                                                                   The project is
product pipeline project                                                                           under
                                                                                                   optimization
                                                     0.046                 No              0.046   and adjustment

Total                                                0.696                 --              0.696   --

Reason of failure to satisfy the planned progress and expected return (by projects)


The plan of the southwest oil product pipeline project is under optimization and adjustment. The two projects are both under construction at present and so their economic benefits cannot be determined.


Reason and procedure of change (by projects)         No


6.12.3 Change of projects


 | |  Applicable             |X| Not applicable
 ---                         ---

6.13     Projects not funded by proceeds from share issue


 |X|  Applicable             | | Not applicable
 ---                         ---

                                                                                         Monetary unit: RMB billion

                                                                                           Project
                                                                                          progress
                                                                                         (expected
                                                                                           time of      Profit from
Project name                                      Investment in project                completion)   project (Note)
                                                             Investment made in
                                           Total investment                2002

Second round ethylene revamping and
expansion of Yangzi Petrochemical                     3.699               2.052          Sep. 2002            0.555
                                                                                                              0.564

450,000 tonnes PTA project of Yizheng
Chemical Fibre                                        2.055               0.508           May 2003            0.296

450,000 tonnes PX united project of
Zhenhai Refining and Chemical                         1.201               0.317          Sep. 2003            0.246

Union equipment reforming project of
Wuhan Branch                                          0.399               0.301          Oct. 2002            0.064

Zibo-Qingdao gas pipeline                             0.360               0.281          Jun. 2003            0.035

Second round ethylene revamping and
expansion of Qilu Petrochemical                       4.667               0.126          Dec. 2004            0.700

Total                                                15.411               4.035                 --            2.460

Note: The Company's expected annual profit before tax after a project is put into production.


6.14 Explanation of the board of directors about the accounting firm's "non-standard comments"


 | |  Applicable             |X| Not applicable
 ---                         ---

6.15 Operating plan for the new fiscal year formulated by the board of directors


 |X|  Applicable             | | Not applicable
 ---                         ---

The Company will focus on the following aspects of work in 2003:


Exploration and Production: The Company will continue to adhere to the oil and natural gas development strategy of "stabilizing production of the existing fields in eastern China, developing the potential fields in western China, searching for the potential reserves in southern China, laying equal stress on oil and natural gas, relying on science and technology and reducing cost for increasing efficiency", insist on the principle of controlling reserves, output and efficiency as a whole, speed up the exploration of the new areas in western China and the other key blocks, steadily increase replacement resources and oil and natural gas production, carry out adjustment and potential tapping in the old areas, maintain the stable production of quality oil and natural gas and ensure the realization of a replacement ratio over 100%. The Company plans to build an additional crude oil production facility with capacity of 5.58 million tonnes and an additional natural gas production facility with capacity of 674 million cubic meters and produce 38.1 million tonnes of crude oil and 5.3 billion cubic meters of natural gas in 2003.


Refining Segment: Oriented to market demand and backed by managerial innovation and scientific and technological advancement, the Company will strengthen management, optimize resources, adjust product mix and strive for enhancing its profit ability. The Company plans to process a total of 110.92 million tonnes of crude oil and produce 60.96 million tonnes of refined oil products and 17.15 million tonnes of chemical feedstock in 2003. The Company will continuously expand the market and strive to increase the output of high value-added products, such as LPG, propylene, high-grade asphalt and lubricants, continuously raise the major technical and economic indicators of refining and increase its light yield to 73.5% and its refining to 92.55%.


Chemicals Segment: To satisfy the growing market demand, the Company will strengthen management and maintain safe, stable and full-utilization production in a long period. The Company plans to produce a total of 3.05 million tonnes of ethylene, 4.46 million tonnes of synthetic resins, 470 thousand tonnes of synthetic rubbers, 1.24 million tonnes of synthetic fibers and 4.21 million tonnes of monomers and polymers for synthetic fibers in 2003. Laying particular stress on product quality, types and cost, the Company will enhance the competitiveness of its products, further raise the output of performance compound resins and differential fibers, strengthen its efforts in marketing and services and endeavor to increase the proportion of the direct sales of major chemical products.


Marketing and Distribution Segment: The Company will continuously strengthen its sense of market, competition and service, give full play to its role as a market leader, actively expand market, further improve its marketing network, build petrol stations on new expressways, on waterways and in rural areas, enhance its market control and sustain profit ability, further adjust its marketing structure, strive to raise the volume of retail, distribution and franchised sales, increase its share in the retail market, continuously strengthen its coordination and cooperation with other domestic refined oil products operators, improve the operating environment and reasonably arrange its domestic supply and export of refined oil products according to domestic and international demands to balance the supply and demand in the domestic market. While expanding the domestic market, the Company will further increase its export volume, continuously optimize the flow direction of refined oil products, reduce costs and increase efficiency. The Company plans to sell a total of 73 million tonnes of refined oil products in the domestic market (including a retail volume of 37.5 million tonnes and distribution of 14 million tonnes) and export 5.5 million tonnes of refined oil products.


Cost reduction: In 2003, the Company will continuously rely on scientific and technological advancement to strengthen management, intensify reform and continuously increase efficiency. It plans to reduce cost by RMB 2.5 billion, including RMB 1 billion in the Exploration and Production Segment, RMB 600 million in the Refining Segment, RMB 400 million in the Chemicals Segment and RMB 500 million in the Marketing and Distribution Segment.


Prudent investment: The Company's planned capital expenditure in 2003 is RMB
37.6 billion which will mainly be attributable from the cash flow from business operations and financings from sources in China or outside China. This includes RMB 18 billion in the Exploration and Production Segment, RMB
6.34 billion in the Refining Segment, RMB 7.64 billion in the Chemicals Segment, RMB 5 billion in the Marketing and Distribution Segment and RMB 620 million for construction of ERP system and other purposes. The focuses of capital expenditure in 2003 will be on (1) further optimizing the structure of investment, maintaining the investment efforts in the Exploration and Production Segment and striving for increase in replacement resources, (2) more vigorously tapping the potential and increasing the efficiency of the old blocks of oilfields and the existing refining and chemical enterprises, (3) continuously upgrading petrol stations in central cities and build petrol stations in new urban areas and on newly built expressways, (4) completing the construction of the long-distance Ningbo-Shanghai-Nanjing crude oil pipeline, and (5) fully launch of the ethylene facilities revamping project of Qilu Petrochemical Corp and ensuring the completion and commissioning of the paraxylene project of Zhenhai Refining and Chemical Co., Ltd. and the PTA project of Yizheng Chemical Fiber Co., Ltd.


In addition, the two world-scale ethylene joint venture projects between the Company, and BASF and bp, respectively, will also enter the peak construction period. The Company will make investment in the proportion of the shares held by the Company in the joint venture companies at appropriate time according to the construction plans made by the joint venture companies' boards of directors, and will then include the investments in its capital expenditure. It is estimated that the total construction investment for the two joint venture projects in 2003 will be about RMB 10 billion.


Information system construction: The Company will continue to extensively adopt information technology, speed up construction of its information system and make new achievements in increasing its technical level, enhancing its market adaptability and raising its internal control ability and efficiency. The Company will strengthen the construction of information infrastructure in all aspects, continuously expand the experimentation and popularization of ERP system, further improve the two management information systems for financial management and refined oil products sales management and the two e-commerce networks for purchase of resources and chemical products marketing, apply computer-aided decision-making system to crude oil resources optimization and supply chain optimization in an in-depth way, build and popularize an refined oil products distribution optimizing system and promote the application of IC oil filling card.


Profit forecast for the new fiscal year


 | |  Applicable             |X| Not applicable
 ---                         ---

6.16 Plan of the board of directors for profit appropriation or transfer of statutory surplus reserve to capital for this year


As determined in accordance with the PRC Accounting Rules and Regulations and IFRS, Sinopec Corp.'s audited net profits in 2002 were RMB14.121 billion and RMB16.08 billion, respectively. In accordance with the provisions of the Articles of Association of Sinopec Corp., the allocation of the profit after tax for the relevant fiscal year would be conducted on the basis of the net profit after tax as determined in accordance with the PRC Accounting Rules and Regulations and under IFRS, whichever is lesser. Thus, the profit after tax to be allocated in 2002 would be RMB14.121 billion. After deducting 10% to be transferred to the statutory surplus reserve, other 10% to be transferred to the statutory public welfare fund and RMB7 billion to be transferred to discretionary surplus reserve, the remaining net profit available for distribution would be RMB4.297 billion. Together with the undistributed profit of RMB10.006 billion brought forward from the preceding year and deducting RMB1.734 billion of interim cash dividend paid in 2002, the retained profit available for distribution to shareholders was RMB12.569 billion in total. On the basis of the total number of 86,702,439,000 shares in issue as at the end of 2002 and according to the resolution adopted by the 31st meeting of the first session of the Board of Directors of Sinopec Corp., cash dividend would be distributed as RMB0.08 per share (including tax). After the interim cash dividend is deducted, the final cash dividend per share for distribution at the end of 2002 would be RMB0.06 per share and the total cash dividend for the full year would be RMB6.936 billion. The remaining undistributed profit would be RMB7.367 billion and would be carried forward to 2003. No statutory surplus reserve would be transferred to capital this year. The allocation proposal will be effective after the submission has been approved at the 2002 Annual General Meeting of Sinopec Corp. The proposed year end dividend will be paid on or before Friday, July 18, 2003 to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on Friday, June 20, 2003. The register of members of Sinopec Corp.'s H shares will be closed from Monday, June 16, 2003 to Friday, June 20, 2003 (both dates inclusive). In order to qualify for the year end dividend for H shares, all share certificates, accompanied by the transfer forms, must be lodged with Hong Kong Registrars Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 pm on Friday, June 13, 2003 for registration. Details of the dividend allocation of Sinopec Corp. are set out in Disclosure of Significant Events on page 56 in the Annual Report.

7.       Significant events

7.1      Acquisition of assets


 |X|  Applicable             | | Not applicable
 ---                         ---

                                                                          Net profit
                                                                         contributed
                                                                       to the listed
                                                                          company in
                                                                          the period
                                                     Acquisition       from the date
Counterpart of                                             price   of acquisition to         Connected
transaction and                            Date of        (RMB10     the end of this    transaction or    Principle
the assets acquired                    acquisition     thousand)                year               not   of pricing

1.    Acquisition of               Sep. 30, 2002       77,953.36                 N/A                No Appraised
      petrochemicals assets from                                                                       price
      State Development &
      Investment Corporation

2.    Acquisition of Sinopec       Dec. 31, 2002      103,998.62                 N/A                Yes Appraised
      Group Company's petrol                                                                            price
      stations, oil depots and
      other assets


7.2      Sales of assets


 |X|  Applicable             | | Not applicable
 ---                         ---

                                                            Net profit
                                                        contributed to
                                                            the listed
                                                            company in
                                                            the period
                                                              from the
                                                          beginning of
                                                          this year to      Profit/loss
Counterpart of                          Selling price      the date of   arising out of      Connected
transaction and                                (RMB10     sales (RMB10     sales (RMB10    transaction    Principle
the assets sold          Date of sales      thousand)        thousand)        thousand)         or not   of pricing

1.    Transfer of       Sep. 30, 2002       53,861.82        -5,075.45      No material             No Negotiated
      Hubei Xinghua's                                                    profit or loss                price
      stock rights to
      State
      Development &
      Investment
      Corporation

2.    Sales of water    Dec. 31, 2002      102,142.49              N/A               No            Yes Appraised
      plants, power                                                                                    price
      plants, physical
      and chemical
      exploration
      facilities and
      other assets to
      Sinopec Group
      Company

Explain the influences of the events mentioned in Sections 7.1 and 7.2 on the continuity of the company's operations and the stability of the company's management:


Connected transactions can be reduced and there are no influences on the stability of the Company's management. For their influences on the Company's financial conditions and operating result, see the relevant announcements published in China Securities News, Shanghai Securities News and Securities Times in China and South China Morning Post and Hong Kong Economic Times on April 30, 2002 and December 21, 2002.

7.3      Material guarantees


 |X|  Applicable             | | Not applicable
 ---                         ---

                                Date of
                             occurrence                                                                   Guarantee
                                  (date      Amount of                                      Completely  for related
Name of                       agreement      guarantee       Type of                         performed        party
the guaranteed                  signed)  (RMB million)     guarantee Guarantee period           or not       or not
Shanghai Secco                                                          US$: 12 years

Petrochemical Co., Ltd.    Feb. 9, 2002          6,999         Joint    RMB: 20 years               No          Yes

Jindi Petrochemical
Co., Ltd.                 Jun. 20, 1998            211         Joint          5 years               No          Yes

Total balance of guarantees About                                                                 RMB7.522 billion


Of which:Total balance of connected guarantees                                               About RMB7.492 billion


7.4      Connected obligatory rights and debts


 |X|  Applicable             | | Not applicable
 ---                         ---

                                                                                                  Unit: RMB million

                                          Providing of fund to                   Fund provided by connected
        Connected party                      connected party                     party to the listed company

                                             Average                                   Average
                                             monthly                                   monthly
                                             balance             Year end              balance             Year end

Sinopec  Group  Company and its
subsidiaries

-Short-term loans                                 --                   --                3,034                4,121

-Long-term loans                                  --                   --               37,067               37,856

 Total                                            --                   --               40,101               41,979

7.5      Trust financial management


 | |  Applicable             |X| Not applicable
 ---                         ---

7.6      Performance of commitments


 |X|  Applicable             | | Not applicable
 ---                         ---

(1) As at the end of the reporting period, the undertakings made by Sinopec Corp. included:


(a) Carrying out the reorganization of its three subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Company Limited, in accordance with the PRC Company Law within a specific period of time;


(b) Changing the logo at the petrol stations within a specific period of time;


(c) Setting up separate office buildings between Sinopec Group Company and Sinopec Corp. within a specific period of time; and


(d) Complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") regarding the waiver of connected transactions.


(2) As at the end of the reporting period, the major undertakings given by Sinopec Group Company included:


(a)      Complying with the agreements concerning connected transactions;


(b) Resolving the issues arising from the land use right certificates and building ownership certificates within a specific period of time;


(c) Implementing the Reorganization Agreement (as referred to in the prospectus for the issue of H shares);


(d)      Granting licenses for intellectual property;


(e)      Avoiding competition within the industry; and


(f) Resolving the business competition and conflict of interests with Sinopec Corp.


(3) As at the end of the reporting period, China Development Bank and China Cinda Asset Management Corporation gave the material undertakings that they would not sell or transfer the shares of Sinopec Corp. held by them within a specific period of time.


Details of the above undertakings were included in the preliminary prospectus published by Sinopec Corp. in the China Securities News, Shanghai Securities News and Securities Times on June 22, 2001.


In this reporting period, Sinopec Corp. did not breach and was not aware itself or any of the principal shareholders above having breached the undertakings.


7.7      Litigation and arbitration of significant importance


 | |  Applicable             |X| Not applicable
 ---                         ---
7.8      Independent directors' performance of their duties


In this reporting period, the independent directors performed their duties in strict compliance with the relevant laws, rules and regulations and actively participated in Sinopec Corp.'s decision making with a diligent and responsible attitude, and all meetings of the Board of Directors were attended by independent directors. In the aspects such as Sinopec Corp.'s development strategy, the promotion of competitiveness and investment, the independent directors put forward many constructive comments and advices and independently examined the important connected transactions, including the transactions concerning Sinopec Corp.'s exchange of some of its assets for supplementary businesses with the parent company's petrol stations, Sinopec Corp.'s lease of Sinopec Group Company's petrol stations and the 450 thousand tones per year PTA project of Yizheng Chemical Fiber Co., Ltd.


7.9      Other important events


Amendment to the Articles of Association, Election of Directors and Supervisors for the New Session of Office and Extraordinary General Meeting


At the 2001 Annual General Meeting held on June 13, 2002, the proposal on the amendments to Article 13, item 2 of the Articles of Association of Sinopec Corp. was approved. For details about the amendment, see the relevant announcements published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on June 14, 2002.


At the 28th meeting of the first session of the Board of Directors of Sinopec Corp. held on January 21, 2003, the Board considered and approved the publishing of an announcement about the holding of the first 2003 extraordinary general meeting on March 21, 2003 for considering the proposals on the amendments to the Articles of Association of Sinopec Corp. and selection of the members of the second session of the Board of Directors and the second session of the Supervisory Committee of Sinopec Corp. Sinopec Corp. published an announcement on March 13, 2003, deciding to postpone the date of the first 2003 extraordinary general meeting to April 22, 2003. Therefore, the relevant proposals will be submitted to the postponed general meeting for consideration. For details, see the relevant announcements published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on January 23, 2003 and March 14, 2003.

8.       Report of the Supervisory Committee

The Supervisory Committee holds that there are no problems in respect of the Company's operation according to law, its financial conditions, its use the proceeds from share issue, its acquisitions and sales of assets and its connected transactions.

9.       Financial statements

The following are a summary of the audited consolidated results of China Petroleum & Chemical Corporation (the "Company") and its subsidiaries (the "Group") for the year ended 31 December 2002 extracted from the audited financial statements of the Group prepared under the PRC Accounting Rules and Regulations and International Financial Reporting Standards, together with comparative figures of 2001.

9.1      Auditors' opinion

KPMG and KPMG Huazhen have audited the Group's financial statements for the year and issued standard audit reports with unqualified audit opinions.


9.2 The Group's and the Company's balance sheets and income statements with comparatives, and cash flow statements for the year


9.2.1 Financial statements prepared in accordance with the PRC Accounting Rules and Regulations


(1)      Balance Sheet

                                                                                    2002                       2001
                                                                 The Group   The Company     The Group  The Company
                                                                       RMB                                      RMB
                                                                  millions  RMB millions  RMB millions     millions
Currefnt assets:
Cash at bank and in hand                                            18,712         8,428        22,854       11,825
Bills receivable                                                     4,684         1,478         3,542        1,464
Trade accounts receivable                                           10,670         9,885        11,082        9,461
Other receivables                                                   16,817        23,661        19,818       24,303
Advance payments                                                     3,193         2,189         4,021        2,590
Inventories                                                         44,932        24,907        45,448       27,187
Total current assets                                                99,008        70,548       106,765       76,830
Long-term equity investment:
(Including equity investment differences of RMB532 million
(2001: RMB438 million))                                             11,025         91,501        8,910       91,105
Fixed assets:
Fixed assets, at cost                                              431,391        201,705      390,533      181,967
Less: Accumulated depreciation                                     199,602         84,891      177,040       76,204
                                                                   231,789        116,814      213,493      105,763
Less: Less: Provision for impairment loss of fixed assets              391            391          391          391
Net book value of fixed assets                                     231,398        116,423      213,102      105,372
Construction materials                                               1,403            283          774          140
Construction in progress                                            21,122         15,394       26,006       16,481
Total fixed assets                                                 253,923        132,100      239,882      121,993
Intangible assets
Intangible assets                                                    4,062         3,659         3,977        3,753
Deferred taxation:
Deferred tax assets                                                    357           108           760          337
Total assets                                                       368,375       297,916       360,294      294,018
Current liabilities:
Short-term loans                                                    26,979        14,828        37,915       26,106
Bills payable                                                       30,139        23,055        26,022       19,291
Trade accounts payable                                              19,212        18,310        16,793       12,727
Receipts in advance                                                  3,767         2,008         2,884        1,444
Wages payable                                                        1,447           443         1,020          320
Staff welfare payable                                                1,024           450           888          438
Dividend payable                                                     5,202         5,202         6,936        6,936
Taxes payable                                                        3,380         1,094         3,587          845
Other payables                                                       1,054           302         1,035          285
Other creditors                                                     19,787        17,134        20,112       22,819
Accrued expenses                                                       561           221           873          613
Current portion of long-term liabilities                             8,573         5,996        11,296        6,949
Total current liabilities                                          121,125        89,043       129,361       98,773
Long-term liabilities:
Long-term loans                                                     73,708        61,890        65,501       55,555
Debentures payable                                                   1,500            --         1,500           --
Other long-term payables                                               944           411           806          618
Total long-term liabilities                                         76,152        62,301        67,807       56,173
Deferred taxation:
Deferred tax liabilities                                               474            57           679           33
Total liabilities                                                  197,751       151,401       197,847      154,979
Minority interests                                                  24,109            --        23,408           --
Shareholders' funds
Share capital                                                       86,702        86,702        86,702       86,702
Capital reserve                                                     36,588        36,588        36,297       36,297
Surplus reserve                                                     15,858        15,858         6,034        6,034
(Including statutory public welfare fund of RMB4,429 million
(2001: RMB3,017 million))
Undistributed profit                                                 7,367         7,367        10,006       10,006
Total shareholders' funds                                          146,515       146,515       139,039      139,039
Total liabilities and shareholders' funds                          368,375       297,916       360,294      294,018

(2) Income statement and profit appropriation statement

                                                                         2002                       2001
                                                                 The Group   The Company     The Group  The Company
                                                              RMB millions  RMB millions  RMB millions RMB millions
Income from principal operations                                   324,184       215,862       304,347      218,675
Less: Cost of sales                                                251,182       177,346       236,135      186,674
Sales taxes and surcharges                                          11,852         7,381        11,863        7,488
Profit from principal operations                                    61,150        31,135        56,349       24,513
Add: Profit from other operations                                      889           120         1,535          951
Less: Selling expenses                                              13,279         8,940        12,300        8,635
Administrative expenses                                             17,253        10,540        14,369        8,933
Financial expenses                                                   4,327         2,793         3,596        1,859
Exploration expenses, including dry holes                            4,363         2,965         3,775        2,375
Operating profit                                                    22,817         6,017        23,844        3,662
Add: Investment income                                                 505        15,580           546       19,329
Non-operating income                                                   333           169           769          265
Less: Non-operating expenses                                         1,643         1,142         3,508        2,353
Profit before taxation                                              22,012        20,624        21,651       20,903
Less: Taxation                                                       6,809         6,503         7,092        6,885
Minority interests                                                   1,082            --           541           --
Net profit                                                          14,121        14,121        14,018       14,018
Add: Undistributed profits at the beginning of year                 10,006        10,006         5,728        5,728
Distributable profits                                               24,127        24,127        19,746       19,746
Less: Transfer to statutory surplus reserve                          1,412         1,412         1,402        1,402
Transfer to statutory public welfare fund                            1,412         1,412         1,402        1,402
Distributable profits to shareholders                               21,303        21,303        16,942       16,942
Less: Transfer to discretionary surplus reserve                      7,000         7,000            --           --
Dividends                                                            6,936         6,936         6,936        6,936
Undistributed profit                                                 7,367         7,367        10,006       10,006

(3)      Cash Flow Statement

                                                                                                   2002
                                                                                            The Group   The Company
                                                                             Note        RMB millions  RMB millions
Cash flows from operating activities
Cash received from sale of goods and rendering of services                                    392,486       259,558
Rentals received                                                                                  344           180
Other cash received relating to operating activities                                            2,481         1,915
Sub-total of cash inflows                                                                     395,311       261,653
Cash paid for goods and services                                                            (276,520)     (187,446)
Cash paid for operating leases                                                                (3,441)       (1,918)
Cash paid to and on behalf of employees                                                      (13,020)       (5,933)
Value added tax paid                                                                         (15,159)       (8,648)
Income tax paid                                                                               (6,599)       (1,736)
Taxes paid other than value added tax and income tax                                         (12,062)       (7,501)
Other cash paid relating to operating activities                                              (8,441)      (15,667)
Sub-total of cash outflows                                                                  (335,242)     (228,849)
Net cash inflow from operating activities                                    (a)               60,069        32,804
Cash flows from investing activities
Cash received from sales of investments                                                           150            --
Dividend received                                                                                 278         5,317
Net cash received from sales of fixed assets and intangible assets                                579           417
Maturity of time deposits with financial institutions                                           2,160           207
Other cash received relating to investing activities                                              353           235
Sub-total of cash inflows                                                                       3,520         6,176
Cash paid for acquisition of fixed assets and intangible assets                              (43,066)      (22,100)
Cash paid for purchases of investments                                                        (2,357)       (1,737)
Increase in time deposits with financial institutions                                         (1,342)         (198)
Sub-total of cash outflows                                                                   (46,765)      (24,035)
Net cash outflow from investing activities                                                   (43,245)      (17,859)
Cash flows from financing activities
Proceeds from contribution from minority interests                                                230            --
Proceeds from borrowings                                                                      252,675       108,662
Sub-total of cash inflows                                                                     252,905       108,662
Repayments of borrowings                                                                    (258,343)     (114,670)
Cash paid for dividends, distribution of profit or interest                                  (14,262)      (12,325)
Dividend paid to minority shareholders by subsidiaries                                          (455)            --
Sub-total of cash outflows                                                                  (273,060)     (126,995)
Net cash outflow from financing activities                                                   (20,155)      (18,333)
Effect of foreign exchange rate                                                                     7            --
Net decrease in cash and cash equivalents                                           (b)       (3,324)       (3,388)
Note to the consolidated cash flow statement


                                                                                            2002

                                                                                     The Group          The Company

                                                                                  RMB millions         RMB millions

(a)    Reconciliation of net profit to cash flows from operating activities

Net profit                                                                              14,121               14,121

Add: Depreciation of fixed assets                                                       26,327               11,012

Amortisation of intangible assets                                                          286                  378

Net loss on disposal of fixed assets and intangible assets                                 663                  412

Financial expenses                                                                       4,306                2,736

Dry hole costs                                                                           1,771                  951

Investment income                                                                        (315)             (11,317)

Deferred tax credits                                                                       198                  253

Decrease in inventories                                                                    482                2,283

Decrease in operating receivables                                                        2,530                  619

Increase in operating payables                                                           8,618               11,356

Minority interests                                                                       1,082                   --

Net cash inflow from operating activities                                               60,069               32,804

(b) Net decrease in cash and cash equivalents

Cash and cash equivalents at the end of the year                                        17,699                8,207

Less: Cash and cash equivalents at the beginning of the year                            21,023               11,595

Net decrease in cash and cash equivalents                                              (3,324)              (3,388)

9.2.2  Financial statements prepared in accordance with International Financial Reporting Standards


(1)      Balance Sheet


                                                                          2002                      2001

                                                                   The Group  The Company    The Group  The Company

                                                                RMB millions RMB millions RMB millions RMB millions

Non-current assets

Property, plant and equipment                                        238,822      118,562      217,757      107,040

Construction in progress                                              21,504       15,695       26,450       16,753

Interest in subsidiaries                                                  --       89,332           --       89,608

Investments                                                            2,554          486        3,282          462

Interests in associates and jointly controlled entities                7,917        5,679        5,172        4,155

Deferred tax assets                                                      732          108          769          377

Lease prepayments                                                        803           --        2,115           --

Other assets                                                           1,665        1,267        1,369        1,092

Total non-current assets                                             273,997      231,129      256,914      219,447

Current assets

Cash and cash equivalents                                             17,699        8,207       21,023       11,595

Time deposits with financial institutions                              1,013          221        1,831          230

Trade accounts receivable                                             10,670        9,885       11,082        9,461

Bills receivable                                                       4,684        1,478        3,542        1,464

Inventories                                                           46,297       25,190       46,194       27,327

Prepaid expenses and other current assets                             21,521       26,599       26,123       28,453

Total current assets                                                 101,884       71,580      109,795       78,530

Current liabilities

Short-term debts                                                      31,278       18,372       45,349       30,019

Loans from Sinopec Group Company and fellow subsidiaries               4,274        2,452        3,862        3,036

Trade accounts payable                                                19,212       18,310       16,793       12,727

Bills payable                                                         30,139       23,055       26,022       19,291

Accured expenses and other payables                                   29,755       21,094       29,876       27,552

Income tax payable                                                     2,776        1,307        2,809          837

Total current liabilities                                            117,434       84,590      124,711       93,462

Net current liabilities                                             (15,550)     (13,010)     (14,916)     (14,932)

Total assets less current liabilities                                258,447      218,119      241,998      204,515

Non-current liabilities

Long-term debts                                                       37,505       24,274       30,876       19,438

Loans from Sinopec Group Company and fellow subsidiaries              37,703       37,616       36,125       36,117

Deferred tax liabilities                                               3,599        1,042        2,981          673

Other liabilities                                                      1,235          702          806          618

Total non-current liabilities                                         80,042       63,634       70,788       56,846

Minority interests                                                    23,920           --       23,541           --

Net assets                                                           154,485      154,485      147,669      147,669

Shareholders' funds

Share capital                                                         86,702       86,702       86,702       86,702

Reserves                                                              67,783       67,783       60,967       60,967

Total shareholders' funds                                            154,485      154,485      147,669      147,669

(2)      Consolidated income statements


                                                                                              2002             2001

                                                                                      RMB millions     RMB millions

Turnover and other operating revenues                                                   (except for per share data)

Turnover                                                                                   324,184          304,347

Other operating revenues                                                                    15,858           14,124

                                                                                           340,042          318,471

Operating expenses

Purchased crude oil, products and operating supplies and expenses                        (235,245)        (220,313)

Selling, general and administrative expenses                                              (21,088)         (17,138)

Depreciation, depletion and amortisation                                                  (24,282)         (22,430)

Exploration expenses, including dry holes                                                  (4,363)          (3,775)

Personnel expenses                                                                        (13,625)         (12,889)

Employee reduction expenses (Note 1)                                                         (244)          (2,546)

Taxes other than income tax                                                               (11,852)         (11,887)

Other operating expenses, net                                                              (1,066)            (193)

Total operating expenses                                                                 (311,765)        (291,171)

Operating profit                                                                            28,277           27,300

Finance costs

Interest expense                                                                           (4,018)          (4,706)

Interest income                                                                                338            1,183

Foreign exchange losses                                                                      (312)            (222)

Foreign exchange gains                                                                          47              593

Net finance costs                                                                          (3,945)          (3,152)

Investment income                                                                              190              199

Share of profits less losses from associates and jointly controlled entities                   310              320

Profit from ordinary activities before taxation (Note 6)                                    24,832           24,667

Taxation (Note 2)                                                                          (7,635)          (8,029)

Profit from ordinary activities after taxation                                              17,197           16,638

Minority interests                                                                         (1,117)            (613)

Profit attributable to shareholders                                                         16,080           16,025

Proposed transfer to reserves (Note 3)                                                     (9,824)          (2,804)

Basic earnings per share (Note 4)                                                             0.19             0.19

Dividends attributable to the year (Note 5)

Interim dividend declared during the year                                                    1,734               --

Final dividend proposed after the balance sheet date                                         5,202            6,936


                                                                                             6,936            6,936

(3) Consolidated cash flow statement


                                                                                               2002            2001

                                                                                       RMB millions    RMB millions

Cash flows from operating activities                                         (a)             53,890          55,279

Cash flow from investing activities

Capital expenditure                                                                        (41,941)        (55,935)

Purchase of investments and investments in associates and jointly
controlled entities                                                                         (2,064)         (3,375)

Proceeds from disposal of investments and investments in associates and
jointly controlled entities                                                                      97             307

Proceeds from disposal of property, plant and equipment                                         432             374

Repayments from associates and jointly controlled entities                                       --             117

Increase in time deposits with financial institutions                                       (1,342)        (18,698)

Maturity of time deposits with financial institutions                                         2,160          38,727

Net cash used in investing activities                                                      (42,658)        (38,483)

Cash flow from financing activities

Proceeds from public offering, net of issuing expenses                                           --          11,648

Proceeds from bank and other loans                                                          252,675         258,928

Repayments of bank and other loans                                                        (258,343)       (272,410)

Distributions to minority interests                                                           (455)           (682)

Contributions from minority interests                                                           230             287

Dividend paid                                                                               (8,670)         (6,712)

Cash and cash equivalents distributed to Sinopec Group Company                                   --         (6,446)

Net cash used in financing activities                                                      (14,563)        (15,387)

Net (decrease)/increase in cash and cash equivalents                                        (3,331)           1,409

Effect of foreign exchange rate                                                                   7             (7)

Cash and cash equivalents at beginning of year                                               21,023          19,621

Cash and cash equivalents at end of year                                                     17,699          21,023




                                                                                            2002               2001

                                                                                    RMB millions       RMB millions

Reconciliation of profit from ordinary activities before taxation to cash-flows from operating activities

Profit from ordinary activities before taxation                                           24,832             24,667

Adjustments for:

Depreciation, depletion and amortisation                                                  24,282             22,430

Dry hole costs                                                                             1,771              1,770

Share of profits less losses from associates and jointly controlled entities               (310)              (320)

Investment income                                                                          (190)              (199)

Interest income                                                                            (338)            (1,183)

Interest expense                                                                           4,018              4,706

Unrealised foreign exchange loss/(gain)                                                      244              (413)

Loss on disposal of property, plant and equipment                                            721                 67

Decrease in trade accounts receivable                                                        326              1,990

Increase in bills receivable                                                             (1,144)              (823)

(Increase)/decrease in inventories                                                         (137)              4,319

Decrease in prepaid expenses and other current assets                                      4,122                668

(Increase)/decrease in lease prepayments                                                    (11)                 50

Increase in other assets                                                                   (612)               (43)

Increase/(decrease) in trade accounts payable                                              2,517            (2,761)

Increase in bills payable                                                                  4,165             14,819

Increase/(decrease) in accrued expenses and other payables                                   572            (4,972)

Increase in other liabilities                                                                622                360

Cash generated from operations                                                            65,450             65,132

Interest received                                                                            353              1,237

Interest paid                                                                            (5,592)            (5,057)

Investment and dividend income received                                                      278                293

Income tax paid                                                                          (6,599)            (6,326)

Cash flows from operating activities                                                      53,890             55,279

Notes to financial statements


Note 1.           Employee reduction expenses


                  During the year ended 31 December 2002, in connection with the assets swap agreement between the Company and Sinopec Group Company, the Company made payments of RMB 244 million relating to approximately 11,000 employees that were transferred to Sinopec Group Company.


                  In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 2,546 million during the year ended 31 December 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees. The RMB 2,546 million expense included approximately RMB 1,245 million paid to employees that accepted offers to transfer to Sinopec Group Company. As at 31 December 2001, all payments to these employees have been made by the Group. For employees that were transferred to Sinopec Group Company, the employees were entitled to receive termination benefits from Sinopec Group Company to the extent that their employment was subsequently terminated.


Note 2.           Taxation


                                                    2002                2001

                                            RMB millions        RMB millions

Provision for PRC income tax

-- the Group                                    6,566               6,414

-- associates and jointly controlled entities      43                  23

Deferred taxation                               1,026               1,592

                                                7,635               8,029

                  The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.


Note 3.           Proposed transfer to reserves


                  According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.


                  Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the year ended 31 December 2002, the Company transferred RMB 1,412 million (2001: RMB 1,402 million), being 10% of the current year's net profit determined in accordance with the PRC Accounting Rules and Regulations to this reserve.


                  According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders. Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to determine the amount of the transfer. The directors authorised the transfer of RMB 450 million (2001: RMB nil), being 10% of the net profit for the six-month period ended 30 June 2002 as determined in accordance with the PRC Accounting Rules and Regulations, to this fund. The directors authorised the transfer of RMB 962 million, subject to the shareholders' approval, being 10% of the net profit for the six-month period ended 31 December 2002 determined in accordance with the PRC Accounting Rules and Regulations, to this fund. The transfer to this fund for the year ended 31 December 2001 was RMB 1,402 million.


                  The directors authorised the transfer of RMB 7,000 million (2001: RMB nil), subject to the shareholders' approval at the Annual General Meeting to the discretionary surplus reserve. Its usage is similar to that of statutory surplus reserve.


Note 4.           Basic earnings per share


                  The calculation of basic earnings per share for the year ended 31 December 2002 is based on the profit attributable to shareholders of RMB 16,080 million and the weighted average number of shares of 86,702,439,000 during the year.


                  The calculation of basic earnings per share for the year ended 31 December 2001 is based on the profit attributable to shareholders of RMB 16,025 million and the weighted average number of shares of 85,168,192,425 during the year. The weighted average number of shares for the year ended 31 December 2001 reflects the issuance of 2,800,000,000 shares in July 2001 in connection with the Company's public offering of domestically listed ordinary shares in Shanghai Stock Exchange.


                  The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years presented.


Note 5.           Dividends


                  Dividends attributable to the year represent:

                                                                                              2002             2001
                                                                                      RMB millions     RMB millions

                  Dividends declared and paid during the year of RMB 0.02 per share
                  (2001: RMB nil per share)                                                  1,734               --
                  Dividends proposed after the balance sheet date of RMB 0.06 per share
                  (2001: RMB 0.08 per share)                                                 5,202            6,936
                                                                                             6,936            6,936


                  Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to declare the interim dividends for the year ended 31 December 2002. According to the resolution passed at the Directors' meeting on 16 August 2002, an interim dividend of RMB 0.02 (2001: RMB nil) per share totalling RMB 1,734 million (2001: RMB nil) was declared.


                  Pursuant to a resolution passed at the Directors' meeting on 28 March 2003, a final dividend of RMB 0.06 (2001: RMB 0.08) per share totalling RMB 5,202 million (2001: RMB 6,936 million) was proposed for shareholders' approval at the Annual General Meeting. Final dividend of RMB 5,202 million (2001: RMB 6,936 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.


                  Dividends attributable to the previous financial year, approved and paid during the year represent:


                                                                                            2002               2001

                                                                                    RMB millions       RMB millions

                  Final dividends in respect of the previous financial year, approved and paid during the year, of RMB 0.08 per share
                    (2001: RMB 0.08 per share)                                             6,936              6,712

Note 6.           Operating profit before taxation


                  Operating profit before taxation after deducting:


                                                                                            2002               2001

                                                                                    RMB millions       RMB millions

                  Interest expense incurred                                                4,951              5,692

                  Less: Interest expense capitalised                                       (933)              (986)

                  Interest expense                                                         4,018              4,706

                  Cost of inventories                                                    258,594            249,700

                  Loss on disposal of property, plant and equipment                          721                 67

Note 7.           Segmental reporting


                  Reportable information on the Group's business segments is as follows:


                                                                                            2002               2001

                                                                                    RMB millions       RMB millions

                  Turnover

                  Exploration and production

                       External sales                                                     10,920             11,095

                       Inter-segment sales                                                39,407             43,332

                                                                                          50,327             54,427

                  Refining

                       External sales                                                     47,555             49,497

                       Inter-segment sales                                               161,340            156,782

                                                                                         208,895            206,279

                  Marketing and distribution

                       External sales                                                    184,378            180,610

                       Inter-segment sales                                                 2,329              2,460

                                                                                         186,707            183,070

                  Chemicals

                       External sales                                                     58,401             48,945

                       Inter-segment sales                                                 7,204              5,626

                                                                                          65,605             54,571

                  Corporate and others

                       External sales                                                     22,930             14,200

                       Inter-segment sales                                                19,845              8,875

                                                                                          42,775             23,075

                  Elimination of inter-segment sales                                   (230,125)          (217,075)

                  Turnover                                                               324,184            304,347

                  Other operating revenues

                  Exploration and production                                               7,305              6,168

                  Refining                                                                 3,060              2,761

                  Marketing and distribution                                                 342                201

                  Chemicals                                                                3,979              4,361

                  Corporate and others                                                     1,172                633

                  Other operating revenues                                                15,858             14,124

                  Turnover and other operating revenues                                  340,042            318,471





                                                                                            2002               2001

                                                                                    RMB millions       RMB millions

                  Result

                  Operating profit

                  By segment

                       -- Exploration and production                                      14,787             23,185

                       -- Refining                                                         5,922              2,106

                       -- Marketing and distribution                                       8,401              2,443

                       -- Chemicals                                                           72              (758)

                       -- Corporate and others                                             (905)                324

                  Total operating profit                                                  28,277             27,300

                  Share of profits less losses from associates and jointly
                    controlled entities

                       -- Exploration and production                                         152                258

                       -- Refining                                                             1                 10

                       -- Marketing and distribution                                          63                 71

                       -- Chemicals                                                           15               (23)

                       -- Corporate and others                                                79                  4

                  Aggregate share of profits less losses from associates and
                    jointly controlled entities                                              310                320

                  Finance costs

                       Interest expense                                                  (4,018)            (4,706)

                       Interest income                                                       338              1,183

                       Foreign exchange losses                                             (312)              (222)

                       Foreign exchange gains                                                 47                593

                  Net finance costs                                                      (3,945)            (3,152)

                  Investment income                                                          190                199

                  Profit from ordinary activities before taxation                         24,832             24,667

                  Taxation                                                               (7,635)            (8,029)

                  Profit from ordinary activities after taxation                          17,197             16,638

                  Minority interests                                                     (1,117)              (613)

                  Profit attributable to shareholders                                     16,080             16,025

                  In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.


         9.2.3 Differences between the financial statements prepared under the PRC Accounting Rules and IFRS


         Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:


         (i) Depreciation of oil and gas properties


                  Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.


         (ii) Capitalisation of general borrowing costs


                  Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.


         (iii)    Acquisition of Sinopec National Star


                  Under the PRC Accounting Rules and Regulations, the acquisition of Sinopec National Star (the "Acquisition") is accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.


                  Under IFRS, as the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisition have been restated to include the financial statements and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group is treated as an equity transaction.


         (iv) Revaluation of land use rights


                  Effective 1 January 2002, land use rights are carried at historical cost less amortisation under IFRS. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve previously, was eliminated during the year. Under the PRC Accounting Rules and Regulations, the land use rights are carried at revalued amount.


         (v) Impairment losses of long-lived assets


                  Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (i) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are different from the amounts recorded under IFRS.


         (vi)     Government grants


                  Under the PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as income over the useful life of the property, plant and equipment by way of reduced depreciation charges.


         (vii)    Dividends


                  Under the PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IFRS, dividends are recognised as a liability at the declaration date.


                  Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit are analysed as follows:


                                                                            Note                2002           2001

                                                                                        RMB millions   RMB millions

                  Net profit under the PRC Accounting Rules and
                    Regulations                                                               14,121         14,018

                  Adjustments:

                     Depreciation of oil and gas properties                 (i)                2,311          2,429

                     Capitalisation of general borrowing costs              (ii)                 338            398

                     Acquisition of Sinopec National Star                  (iii)                 117            117

                     Revaluation of land use rights                         (iv)                  18             --

                     Effects of the above adjustments on taxation                              (825)          (937)

                  Net profit under IFRS                                                       16,080         16,025



                  Effects of major differences between the PRC Accounting
                  Rules and Regulations and IFRS on shareholders' funds are analysed as follows:


                                                                             Note                2002          2001

                                                                                         RMB millions  RMB millions

                  Shareholders' fund under the PRC Accounting Rules
                    and Regulations                                                           146,515       139,039

                  Adjustments:

                     Depreciation of oil and gas properties                  (i)                9,112         6,801

                     Capitalisation of general borrowing costs               (ii)                 736           398

                     Acquisition of Sinopec National Star                   (iii)             (2,929)       (3,046)

                     Revaluation of land use rights                          (iv)               (822)            --

                     Impairment losses on long-lived assets                  (v)                (113)         (113)

                     Government grants                                       (vi)               (291)            --

                     Dividends                                              (vii)               5,202         6,936

                     Effects of the above adjustments on taxation                             (2,925)       (2,346)

                  Shareholders' fund under IFRS                                               154,485       147,669

9.2.4    Supplemental information for North American Shareholders


The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). See the text of the Annual Report for details.


The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:


                                                                                  2002           2002          2001

                                                                          US$ millions   RMB millions  RMB millions

Profit attributable to shareholders under IFRS                                   1,942         16,080        16,025

US GAAP adjustments:

Foreign exchange gains and losses                                                    9             76            76

Capitalisation of property, plant and equipment                                      1             12            12

Depreciation on revalued property, plant and equipment                             498          4,126         4,196

Disposal of property, plant and equipment                                           66            544           232

Reversal of impairment of long-lived assets, net of depreciation
effect                                                                               7             59            59

Employee reduction expenses                                                         --             --       (2,885)

Capitalised interest on investments in associates                                   13            110            70

Goodwill amortisation for the year                                                   1              6            --

Cumulative effect of adopting SFAS No. 142                                           1             11            --

Deferred tax effect of US GAAP adjustments                                       (182)        (1,509)         (470)

Profit attributable to shareholders under US GAAP                                2,356         19,515        17,315

Basic and diluted earnings per share under US GAAP                             US$0.03        RMB0.23       RMB0.20

Basic and diluted earnings per ADS under US GAAP*                              US$2.72       RMB22.51      RMB20.33

In accordance with SFAS No. 142's disclosures requirements, a reconciliation of reported net income under US GAAP to adjusted net income under US GAAP is presented below:


                                                                                  2002           2002          2001

                                                                          US$ millions   RMB millions  RMB millions

Net income under US GAAP                                                         2,356         19,515        17,315

Add: Goodwill amortisation                                                          --             --             8

Less: Amortisation of negative goodwill                                             --             --           (2)

Adjusted net income under US GAAP                                                2,356         19,515        17,321

Basic and diluted earnings per share under US GAAP                             US$0.03        RMB0.23       RMB0.20

Basic and diluted earnings per ADS under US GAAP*                              US$2.72       RMB22.51      RMB20.33

Adjusted income before cumulative effect of a change in accounting
principle                                                                        2,355         19,504        17,321

*        Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.


The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:


                                                                                    2002          2002         2001

                                                                            US$ millions  RMB millions RMB millions

Shareholders' funds under IFRS                                                    18,658       154,485      147,669

US GAAP adjustments:

Foreign exchange gains and losses                                                   (52)         (428)        (504)

Capitalisation of property, plant and equipment                                      (3)          (24)         (36)

Revaluation of property, plant and equipment                                     (2,213)      (18,327)     (23,837)

Deferred tax adjustments on revaluation                                              680         5,628        7,309

Exchange of assets                                                                  (70)         (578)           --

Reversal of impairment of long-lived assets                                         (73)         (608)        (667)

Capitalised interest on investments in associates                                     22           180           70

Goodwill                                                                               2            17           --

Deferred tax effect of US GAAP adjustments                                            58           484          367

Shareholders' funds under US GAAP                                                 17,009       140,829      130,371

9.3 As compared to the last annual report, there are no changes in accounting policy, accounting estimate and accounting basis.


9.4 As compared to the last annual report, there are no changes in the scope of consolidation.


10.      Purchase, sales and REDEMPTION of shares


During this reporting period, the Company did not purchase, sell or redeem any securities of Sinopec Corp.

11.      Compliance with the Code of Best Practice

The Board of Directors believes that, during this reporting period, Sinopec Corp. complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.


A detailed results announcement containing all the information required by Paragraphs 45 (1) to (3) of Appendix 16 to the Listing Rules of the Stock Exchange will be published on the website of the Hong Kong Stock Exchange in due course.


                                                           By order of the Board
                                                                Li Yizhong
                                                                 Chairman



Beijing, China, March 28, 2003